# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Iperionx Ltd, CIK 0001898601
CUSIP: 44916E100
Title of class of securities: Ordinary Shares, no par value and American Depositary Shares, each representing Ten Ordinary Shares, no par value
Address of issuer's principal executive offices: 129 W Trade Street, Suite 1405, Charlotte, North Carolina (NC), 28202
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001569369

## Reporting persons
- Regal Funds Management Pty Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Australia (C3); sole voting power 0; shared voting power 8,811,766; sole dispositive power 0; shared dispositive power 8,811,766; aggregate amount beneficially owned 8,811,766 (2.63% of the class)
  Comment: The number of shares beneficially owned includes: (i) 8,811,766 Ordinary Shares, no par value ("Ordinary Shares") and (ii) 0 American Depositary Shares, each representing Ten Ordinary Shares.

## Item 1. Issuer
Name of issuer: Iperionx Ltd
Address of issuer's principal executive offices: 129 W Trade Street, Suite 1405, Charlotte, NC, 28202

## Item 2. Person Filing
Name of person filing: Regal Funds Management Pty Limited
Address of principal business office or, if none, residence: Level 46, Gateway, 1 Macquarie Place, Sydney NSW 2000
Citizenship: Australian

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC), non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: FI

## Item 4. Ownership
Amount beneficially owned: 8,811,766
Percent of class: 2.63%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 8,811,766
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 8,811,766

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Regal Funds Management Pty Limited: /s/ Ian Cameron, Director (10/24/2025)